

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

Nick Pointon
Chief Financial Officer
Arqit Quantum Inc.
2nd Floor, 3 Orchard Place
London SW1H 0BF
UK

      Re: Arqit Quantum Inc.
           Registration Statement on Form F-3
           Filed January 12, 2026
           File No. 333-292677

Dear Nick Pointon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology